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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

CHESTERFIELD FINANCIAL CORP.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
166435107
(CUSIP Number)
December 31, 2003
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| |	Rule 13d-1(b)
|X|	Rule 13d-1(c)
| |	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 8 Pages

CUSIP No. 166435107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Keeley Asset Management Corp.; Tax I.D. No.: 36-3160361

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 236,080 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 236,080 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 236,080

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	Based on an aggregate of 3,879,558 shares outstanding as of November 7, 2003.

Page 2 of 8 Pages

CUSIP No. 166435107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kamco Thrift Partners Limited Partnership; Tax I.D. No.: 36-4093981

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 14,500 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 14,500 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,500

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.4%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on an aggregate of 3,879,558 shares outstanding as of November 7, 2003.

Page 3 of 8 Pages

CUSIP No. 166435107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John L. Keeley, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 2,894 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 2,894 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,894

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on an aggregate of 3,879,558 shares outstanding as of November 7, 2003.

Page 4 of 8 Pages

CUSIP No. 166435107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barbara G. Keeley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) N/A	(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 3,744 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 3,744 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,744

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) N/A	[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

*	Based on an aggregate of 3,879,558 shares outstanding as of November 7, 2003.

Page 5 of 8 Pages

CUSIP No. 166435107

        This Amendment No. 2 to the undersigned’s Schedule 13G, which was originally filed on February 4, 2002 (the “Schedule 13G”) with regard to Chesterfield Financial Corp. (the “Issuer”) is being filed to amend Item 4 of the Schedule 13G. Except as expressly stated herein, there have been no material changes in the information set forth in the Schedule 13G.

Item 4.	Ownership

Keeley Asset Management Corp.

(a)	Amount Beneficially Owned: 236,080

(b)	Percent of Class: 6.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 236,080

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 236,080

(iv)	shared power to dispose or to direct the disposition of: -0-

Kamco Thrift Partners Limited Partnership

(a)	Amount Beneficially Owned: 14,500

(b)	Percent of Class: 0.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 14,500

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 14,500

(iv)	shared power to dispose or to direct the disposition of: -0-

John L. Keeley, Jr.

(a)	Amount Beneficially Owned: 2,894

(b)	Percent of Class: 0.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 2,894

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 2,894

(iv)	shared power to dispose or to direct the disposition of: -0-

Page 6 of 8 Pages

CUSIP No. 166435107

Barbara G. Keeley

(a)	Amount Beneficially Owned: 3,744

(b)	Percent of Class: 0.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 3,744

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of: 3,744

(iv)	shared power to dispose or to direct the disposition of: -0-

Exhibits.        1.   Agreement to file Schedule 13G jointly.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated this 6th day of February, 2004.

KEELEY ASSET MANAGEMENT CORP.

/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President

KAMCO THRIFT PARTNERS LIMITED PARTNERSHIP
By: Keeley Asset Management Corp., General Partner

/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President

/s/ John L. Keeley, Jr.
John L. Keeley, Jr.

/s/ Barbara G. Keeley
Barbara G. Keeley

Page 7 of 8 Pages

CUSIP No. 166435107

EXHIBIT 1 TO SCHEDULE 13G

        Keeley Asset Management Corp., Kamco Thrift Partners Limited Partnership, John L. Keeley, Jr. and Barbara G. Keeley agree that, unless differentiated, this Schedule 13G is filed on behalf of each of the parties.

        Dated this 6th day of February, 2004.

KEELEY ASSET MANAGEMENT CORP.

/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President

KAMCO THRIFT PARTNERS LIMITED PARTNERSHIP
By: Keeley Asset Management Corp., General Partner

/s/ John L. Keeley, Jr.
John L. Keeley, Jr., President

/s/ John L. Keeley, Jr.
John L. Keeley, Jr.

/s/ Barbara G. Keeley
Barbara G. Keeley

Page 8 of 8 Pages